July 5, 2012

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention: Angela Kim

                 Mara Ransom

                 Assistant Director

Re: Bio Matrix Scientific Group, Inc.

Preliminary Information Statement on Schedule 14C

Amendment No. 1

Filed June 19, 2012

File No. 000-32201

Dear Assistant Director and Staff:

The following responses address the comments of the Staff (the “Staff”) as set forth in its letter dated  July 5, 2012 (the “Comment Letter”) relating to Amendment No.1 the Preliminary Information Statement on Schedule 14C filed by Bio Matrix Scientific Group, Inc. (The "Company") on June 19, 2012.

On behalf of the Company, we respond as set forth below. The numbers of the responses in this letter correspond to the numbers of the Staff’s comments as set forth in the Comment Letter.

RESPONSE TO COMMENT NO.1

Section 6.1 of the Purchase Agreement reads as follows (italics added by the Company):

“RESERVATION OF COMMON STOCK. The Company will,  from time to time as needed in advance of a Closing Date, reserve and keep available until the consummation of such Closing, free of preemptive rights sufficient shares of Common Stock for the purpose of enabling the Company to satisfy its obligation to issue the Put Shares to be issued in connection therewith. The number of shares so reserved from time to time, as theretofore increased or reduced as hereinafter provided, may be reduced by the number of shares actually delivered hereunder.

The Purchase Agreement defines “Put Shares” as follows:

"PUT SHARES" shall mean all shares of Common Stock issued or issuable pursuant to a Put that has been exercised or may be exercised in accordance with the terms and conditions of this Agreement.

The Purchase Agreement defines “Registered Securities” as follows:

"REGISTERED SECURITIES" shall mean the (a) Put Shares, and (b) any securities issued or issuable with respect to any of the foregoing by way of exchange, stock dividend or stock split or in connection with a combination of shares, recapitalization, merger, consolidation or other reorganization or otherwise. As to any particular Registered Securities, once issued such securities shall cease to be Registrable Securities when (i) a Registration Statement has been declared effective by the SEC and such Registrable Securities have been disposed of pursuant to a Registration Statement, (ii) such Registrable Securities have been sold under circumstances under which all of the applicable conditions of Rule 144 are met, (iii) such time as such Registrable Securities have been otherwise transferred to holders who may trade such shares without restriction under the Securities Act or (iv) in the opinion of counsel to the Company, which counsel shall be reasonably acceptable to Investor, such Registrable Securities may be sold without registration under the Securities Act or the need for an exemption from any such registration requirements and without any time, volume or manner limitations pursuant to Rule 144(b)(i) (or any similar provision then in effect) under the Securities Act.”

The Rights Agreement, entered into by and between the Company and Southridge, requires the Company to file a registration statement with the Securities and Exchange Commission respect to not less than the maximum allowable number of  common shares   issuable pursuant to a put notice to Southridge  that has been exercised or may be exercised in accordance with the terms and conditions of the Purchase Agreement permissible under Rule 415,  promulgated under the Securities Act of 1933 (see Section 1 (iii) of the Rights Agreement and 3(a) of the Rights Agreement)

http://www.sec.gov/Archives/edgar/data/1079282/000139390512000208/bmsn_ex102.htm

Pursuant to Securities Act Section Compliance and Disclosure Interpretation 139.21, the maximum amount that the Company may register may represent no more than one-third of the company’s public float at the time of execution of the Purchase Agreement. As such, the Company is limited to registering no more than 23,933, 789 Shares (representing 33% of the Company’s public float as of the date of the execution of the Purchase Agreement). The failure to file a registration statement for  more than this amount does not represent a violation of the Rights Agreement which requires the Company to file a registration statement with respect to that number of shares permissible under Rule 415.

The Purchase Agreement allows the Company to put up to $20,000,000 of common shares to Southridge however the company is not obligated to put  the entire amount of the Purchase Agreement to Southridge.

Also, neither of  the Purchase Agreement or the Rights Agreement requires the Company to reserve that number of shares sufficient to  put the entire amount of the Purchase Agreement to Southridge.

Therefore, it is the position of the Company that no default or violation of the Purchase Agreement occurs as a result of the fact that 1,000,000,000 common shares  may be an insufficient number authorized shares of common stock to put the entire amount of the Purchase Agreement to Southridge.

Neither of the Purchase Agreement or Rights Agreement contain any provisions relating to any explicit penalties, payments or other repercussions to the Company arising from a  default.

RESPONSE TO COMMENT NO.2

The Aggregate Southridge Indebtedness  has a limitation on conversion equal to 9.99% of the Company’s outstanding common stock.  Southridge cannot  convert if the issuance of common stock made pursuant to that conversion,  when aggregated with all other shares of Common Stock then owned by Southridge, would result in Southridge  owning more than 9.99% of all of such common stock. However, there is no provision in the Aggregate Southridge Indebtedness preventing Southridge from converting an amount up to 9.99%, disposing  of or otherwise transferring ownership of those converted shares received and , subsequent to such disposal or transfer of  ownership, converting an additional amount up to 9.99%.

Each conversion notice received by the Company from Southridge relating to conversion of  the Aggregate Southridge Indebtedness disclosed:

1)

Pricing Period

2)

Purchase Price per Share

3)

Dollar Amount Converted

4)

Shares already Owned

5)

Shares to be Received

6)

Total New Ownership

7)

Percentage of ownership after conversion

At no time did the Company have evidence that percentage of ownership after conversion equaled or exceeded 9.99%.

The Non Voting Convertible Preferred Stock issuable pursuant to the Purchase Agreement will have no limitation on conversion into common shares.

The number of shares allocated to Southridge in the table on page 4 was computed as follows:

16,386,271 Common Shares ( 9.99% of the common shares outstanding of the Company as of June 13, 2012) representing the maximum number  of Common Shares into which the Aggregate Southridge Indebtedness may be converted into pursuant to any one conversion notice.

Plus:

26,041,667 Common Shares representing  conversion of the entire  $50,000 of Non Voting Convertible Preferred Stock of the Company issuable to Southridge pursuant to the Purchase Agreement as if such Non Voting Convertible Preferred Stock was issued and outstanding and owned by Southridge as of June 13, 2012.

RESPONSE TO COMMENT NO.3

The table is revised as follows:

23,933, 789 Shares are sold at $0.00291 (equal to 91% of the lowest closing bid price of our common stock of $0.00320 for the five trading days prior to June13, 2012)		The Company would receive net proceeds of $65,938*
23,933, 789 Shares are sold at $0.002184 (equal to 91% of$0.0024)	Representing a 25% drop in the lowest closing bid price of our common stock of $0.00320 for the five trading days prior to June13, 2012	The Company would receive net proceeds of $49,657*
23,933, 789 Shares are sold at $0.0014561 (equal to 91% of$0.0016)	Representing a 50% drop in the lowest closing bid price of our common stock of $0.00320 for the five trading days prior to June13, 2012	The Company would receive net proceeds of $33,105*
23,933, 789 Shares of shares are sold at $0.00078 (equal to 91% of$0.0008)	Representing a 75% drop in the lowest closing bid price of our common stock of $0.00320 for the five trading days prior to June13, 2012	The Company would receive net proceeds of $16,552*

* The Net Proceeds listed above are presented net of a cash placement fee of 5% of funds received by the Company through the sale of Shares to Southridge as such funds are received by the Company payable to CPS. The Net proceeds listed above are not presented net of $6,000 in fees paid to CPS for acting as the Company’s exclusive advisor and placement agent in connection with the Purchase Agreement and Rights Agreement and the 5,000,000 shares issued to CPS as additional consideration for acting as the Company’s exclusive advisor and placement agent in connection with the Purchase Agreement and Rights Agreement and is thus indicative of actual cash proceeds which may be received by the Company pursuant to the scenarios listed above.

The table below presents Net Proceeds listed  net of that portion of the sum of:

(a)

5% of funds received by the Company through the sale of Shares to Southridge as such funds are received by the Company payable to CPS.

(b)

$6,000 in fees paid to CPS and

(c)

$46,500 in common stock of the Company paid to CPS (5,000,000 Common Shares)

Up to an amount equal or lesser than the Gross Proceeds  receivable by the Company pursuant to the above illustrative scenarios.

23,933, 789 Shares are sold at $0.00291 (equal to 91% of the lowest closing bid price of our common stock of $0.00320 for the five trading days prior to June13, 2012)		The Company would receive net proceeds of $13,438
23,933, 789 Shares are sold at $0.002184 (equal to 91% of$0.0024)	Representing a 25% drop in the lowest closing bid price of our common stock of $0.00320 for the five trading days prior to June13, 2012	The Company would receive net proceeds of $0
23,933, 789 Shares are sold at $0.0014561 (equal to 91% of$0.0016)	Representing a 50% drop in the lowest closing bid price of our common stock of $0.00320 for the five trading days prior to June13, 2012	The Company would receive net proceeds of $0
23,933, 789 Shares of shares are sold at $0.00078 (equal to 91% of$0.0008)	Representing a 75% drop in the lowest closing bid price of our common stock of $0.00320 for the five trading days prior to June13, 2012	The Company would receive net proceeds of $0

RESPONSE TO COMMENT NO.4

Revising the disclosures to use a public float as of the most recent practicable date would be inapplicable as the date utilized is required to be the date of execution of the Purchase Agreement.

(See Question 139.21 of the Compliance and Disclosure Interpretations hyperlinked below)

http://www.sec.gov/divisions/corpfin/guidance/sasinterp.htm

The Company acknowledges that:

•

The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your kind assistance and the courtesies that you have extended to assist us in fulfilling our obligations under the Securities and Exchange Act of 1934. If, at any time, you have any further questions, please let us know.

Sincerely,

/s/ David R. Koos

Chairman & CEO